ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook Joe McCann

Re:	Ginkgo Bioworks Holdings, Inc.
Registration Statement on Form S-1
Filed September 7, 2022
File No. 333-267315

Ladies and Gentlemen:

On behalf of Ginkgo Bioworks Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, set forth below is the Company’s response to the comment letter to the Company, dated September 19, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the Company’s registration statement on Form S-1 (the “Registration Statement”).

For reference purposes, the comment contained in the Staff’s letter dated September 19, 2022 is reproduced below in italics and the response is shown below the comment.

General

1. Please revise to include financial statements of Zymergen Inc. pursuant to Item 11(e) of Form S-1 or tell us why you believe inclusion of such financial statements is not required. Additionally, disclose in the summary a more fulsome description of the proposed merger, including the approximate percentage of issued and outstanding shares of Zymergen held by shareholders who have entered into voting agreements to vote in favor of the merger.

Response to Comment 1:

The Company determined that the inclusion of financial statements of Zymergen Inc. (“Zymergen”) is not required under Item 11(e) of Form S-1. Item 11(e) requires the inclusion of any financial information required by Rule 3-05 and Article 11 of Regulation S-X. Rule 3-05 of Regulation S-X requires financial statements of recent or probable acquisitions where, for the business acquired or to be acquired, any of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X exceeds 20 percent. Rule 3-05(b)(4) of Regulation S-X further provides, however, that financial statements of recent or probable acquisitions may be omitted where, for the business acquired or to be acquired, the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X is computed at or below the 50 percent level and the consummation of such acquisition has not yet occurred.

In determining whether financial statements for Zymergen would need to be included, the Company calculated the significance of Zymergen in accordance with Rule 3-05 of Regulation S-X and determined that although one of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X exceeded 20 percent with respect to Zymergen, none of the conditions exceeded the 50 percent level computed in accordance with paragraph (b)(3) of Rule 3-05 of Regulation S-X. Furthermore, because the proposed acquisition of Zymergen is still pending shareholder approval and has not been consummated, the Company concluded Zymergen’s financial statements may be omitted from the Registration Statement. However, considering the availability of Zymergen’s financial information, the Company voluntarily included certain selected financial information of Zymergen in the Registration Statement.

In response to the Staff’s comment regarding a more fulsome description of the proposed merger, the Company proposes to revise the summary beginning on page 9 of the Registration Statement as follows:

Recent Developments

On July 24, 2022, Ginkgo entered into an Agreement and Plan of Merger (the “Zymergen Merger Agreement”) with Zymergen Inc., a Delaware public benefit corporation (“Zymergen”), and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo (“Pepper”), providing for the merger of Pepper with and into Zymergen (the “Zymergen Merger”), with Zymergen surviving the Zymergen Merger as a wholly owned subsidiary of Ginkgo.

At the effective time of the Zymergen Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Zymergen (“Zymergen Common Stock”) that is issued and outstanding as of immediately prior to the Effective Time (other than certain excluded shares specified in the Zymergen Merger Agreement) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 of a share of Class A common stock (the “Exchange Ratio”) and cash in lieu of any fractional shares of Ginkgo Class A common stock, without interest. Upon completion of the Zymergen Merger, former Zymergen stockholders and certain other Zymergen equityholders are expected to own approximately 5.25% of Ginkgo on a fully diluted basis.

In connection with the Zymergen Merger Agreement, on July 24, 2022, each of SVF Excalibur (Cayman) Limited, Data Collective II, L.P. and certain of its affiliates, and True Ventures IV, L.P. and certain of its affiliates (collectively, the “Signing Stockholders”) entered into a voting agreement with Ginkgo with respect to Zymergen Common Stock beneficially owned then or in the future by such Signing Stockholder (collectively, the “Voting Agreements”). The Signing Stockholders beneficially own, in the aggregate, approximately 40% of the outstanding shares of Zymergen Common Stock as of July 24, 2022, and have separately agreed, pursuant to their respective Voting Agreements, among other things, to vote all shares of Zymergen Common Stock beneficially owned and entitled to vote in favor of approval of the Zymergen Merger Agreement and the Zymergen Merger and the other transactions contemplated by the Zymergen Merger Agreement.

The consummation of the Zymergen Merger is subject to the satisfaction or waiver of certain conditions set forth in the Zymergen Merger Agreement, including, among other conditions, the adoption of the Zymergen Merger Agreement by the majority of the Zymergen stockholders. The special meeting of Zymergen stockholders to consider and vote on the adoption of the Zymergen Merger Agreement will be held on October 17, 2022.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at marko.zatylny@ropesgray.com or (617) 951-7980.

Very truly yours,

/s/ Marko S. Zatylny
Marko S. Zatylny

cc:	Karen Tepichin, Ginkgo Bioworks Holdings, Inc.